Exhibit 99.1

St. John's, NL – November 18, 2020

FORTIS INC. ANNOUNCES FIRST QUARTER DIVIDENDS - 2021

The Board of Directors of Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) has declared the following dividends:

1.	$0.3063 per share on the First Preference Shares, Series "F" of the Corporation, payable on March 1, 2021 to the Shareholders of Record at the close of business on February 16, 2021;

2.	$0.2745625 per share on the First Preference Shares, Series "G" of the Corporation, payable on March 1, 2021 to the Shareholders of Record at the close of business on February 16, 2021;

3.	$0.11469 per share on the First Preference Shares, Series "H" of the Corporation, payable on March 1, 2021 to the Shareholders of Record at the close of business on February 16, 2021;

4.	$0.094685 per share on the First Preference Shares, Series "I" of the Corporation, payable on March 1, 2021 to the Shareholders of Record at the close of business on February 16, 2021;

5.	$0.2969 per share on the First Preference Shares, Series "J" of the Corporation, payable on March 1, 2021 to the Shareholders of Record at the close of business on February 16, 2021;

6.	$0.2455625 per share on the First Preference Shares, Series "K" of the Corporation, payable on March 1, 2021 to the Shareholders of Record at the close of business on February 16, 2021;

7.	$0.2445625 per share on the First Preference Shares, Series "M" of the Corporation, payable on March 1, 2021 to the Shareholders of Record at the close of business on February 16, 2021; and

8.	$0.505 per share on the Common Shares of the Corporation, payable on March 1, 2021 to the Shareholders of Record at the close of business on February 16, 2021.

The Corporation has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2019 revenue of $8.8 billion and total assets of $56 billion as at September 30, 2020. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact

Investor Enquiries:
Ms. Stephanie Amaimo
Vice President, Investor Relations
Fortis Inc.
248.946.3572
samaimo@fortisinc.com

Media Enquiries:
Ms. Karen McCarthy
Vice President, Communications & Corporate Affairs
Fortis Inc.
709.737.5323
media@fortisinc.com

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